Teva and Celltrion Announce Exclusive Biosimilar Commercial Partnership

Teva to Commercialize Proposed Monoclonal Antibody (mAb) Biosimilars to Rituxan®
(rituximab) and Herceptin® (trastuzumab) in the U.S. and Canada

Partnership to Leverage Teva’s Unique Cross-Functional Capabilities Across Specialty and Generic
Medicines

JERUSALEM and INCHEON, R epublic of Korea, October 6, 2016 –Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA), Celltrion, Inc. and Celltrion Healthcare today announce that the companies have entered into an exclusive partnership to commercialize two of Celltrion’s mAb biosimilar candidates in the U.S. and Canada. CT-P10 is a proposed mAb biosimilar to Rituxan® (rituximab), which is used to treat patients with Non-Hodgkin’s Lymphoma (NHL), Chronic Lymphocytic Leukemia (CLL), Rheumatoid Arthritis (RA), Wegener’s Granulomatosis and Microscopic Polyangiitis (MPA). CT-P6 is a proposed mAb biosimilar to Herceptin® (trastuzumab), which is used for the treatment of HER2-overexpressing breast cancer and for the treatment of HER2-overexpressing metastatic gastric or gastroesophageal junction adenocarcinoma. Combined annual net sales for Rituxan and Herceptin are approximately $6.5 billion in the U.S. and Canada.

“This commercial partnership with Celltrion enables Teva to expand into the upcoming wave of biosimilars and build on its strong position in the biosimilar space,” said Siggi Olafsson, President & CEO of Global Generic Medicines, Teva Pharmaceuticals. “The introduction of two additional mAb biosimilar candidates into our near-term pipeline bolsters our biosimilar portfolio and continues to leverage Teva’s unique cross-functional capabilities across both specialty and generic medicines. We look forward to our partnership with Celltrion with its expertise in mAb biosimilar development and manufacturing.”

Both CT-P10 and CT-P6 are currently in late-stage Phase III development and their primary endpoints have been successfully achieved. CT-P10 was submitted by Celltrion to the European Medicines Agency (EMA) for review in October 2015. In the meantime, Celltrion is preparing CT-P6 for submission in Europe seeking approval from the EMA this quarter. As part of the agreement, Teva will be responsible for all commercial activities in the U.S. and Canada, pending regulatory approvals for both products. Celltrion has responsibility for completing all clinical development and regulatory activities.

“With Teva’s strong legacy and U.S. commercial presence in Oncology, we are pleased to partner with Celltrion to bring additional biosimilar treatment options to patients,” said Rob Koremans, M.D., President and Chief Executive Officer, Global Specialty Medicines, Teva Pharmaceuticals. “By bringing two near-term treatment options into our product offering, we will continue our commitment to serving those dealing with cancer and other serious diseases.”

“As a global biopharmaceutical leader with established products as well as a robust biosimilar pipeline and novel drugs, we are very excited about our new partnership with Teva,” said HyoungKi Kim, Chief Executive Officer, Celltrion, Inc. “Following on the heels of our global success with Remsima™ (Inflectra™), our infliximab biosimilar, which has brought affordable and effective biologic treatment to many patients around the world with proven record of quality, efficacy and safety to the reference product, we are confident that we will be able to repeat the same success in the U.S and Canada with CT-P10 and CT-P6 through our partnership with Teva.”

Under the terms of the agreement, Teva will pay Celltrion Healthcare $160 million upfront of which up to $60 million is refundable or creditable under certain circumstances. Teva and Celltrion Healthcare will share profit from the commercialization of the mAb biosimilars.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

About Celltrion, Inc.
Based in Incheon, Republic of Korea, Celltrion, Inc. (KOSDAQ: 068270) is a global biopharmaceutical leader with strong research and development capabilities in biosimilar monoclonal antibodies (mAbs) and novel drugs for various therapeutic areas, including oncology and autoimmune diseases. Founded in 2002, Celltrion focuses on promoting the health and welfare of patients in need of innovative biopharmaceutical products through world-class manufacturing and research facilities, developing state-of-the-art technologies, and establishing quality systems. Celltrion’s REMSIMA™ (infliximab) became the world’s first true biosimilar monoclonal antibody (mAb) proven equivalent in terms of quality, safety, and efficacy to previously-licensed infliximab and approved by the EMA and FDA. REMSIMA™ (INFLECTRA™) will be marketed by Pfizer in the United States. Celltrion’s research and development expertise, coupled with a passion for patient well-being, is a unique set of capabilities that allowed the Company to enter into this highly challenging space. For more information, visit www.celltrion.com

About Celltrion Healthcare
Celltrion Healthcare conducts the worldwide marketing, sales and distribution of biological medicines developed by Celltrion, Inc. through an extensive global network that spans more than 120 different countries. Celltrion Healthcare’s products are manufactured at state-of-the-art mammalian cell culture facilities, designed and built to comply with the US Food and Drug Administration (FDA) cGMP guidelines and the EU GMP guidelines. For more information please visit: http://www.celltrionhealthcare.com/

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to integrate Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of the acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we are dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt incurred to finance the Actavis Generics acquisition; the fact that for a period of time following the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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